June 5, 2006

Securities and Exchange Commission
Stephen Krikorian


Re:      Assure Data Inc.
         Item 4.01 Form 8-k
         Filed May 10, 2006
         File No. 333-141347


Dear Mr. Krikorian


We will be amending the filing per the SEC letter of May 26, 2006, by Friday June 10, 2006.


Regards,

/s/ Bob Lisle

Bob Lisle
President and Chief Executive Officer
Assure Data, Inc.